                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.   4      )*
                                          ---------

                            THE MIDDLEBY CORPORATION
           --------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  596278-10-1
           --------------------------------------------------------
                                 (CUSIP Number)

   John J. Hastings, 2850 W. Golf Road, Suite 405, Rolling Meadows, IL 60008
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                November 4, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information  which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                              Page 1 of  4  Pages
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CUSIP No. 596278-10-1                13D                 Page   2 of   4 Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     William F. Whitman, Jr.

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 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x /
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 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     Not Applicable
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
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 (6) Citizenship or Place of Organization
     U.S.A.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting  Power
 Beneficially Owned               1,597,971
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting  Power
                                  255,300
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  1,597,971
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  255,300
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,853,271
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                         /x/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     17.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
       IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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Item 1.  SECURITY AND ISSUER.

    The title and class of equity securities to which this amendment to statement on Schedule 13D relates is the Common Stock, par value $0.01 per share (the "Shares"), of The Middleby Corporation (the "Company"). The address of the principal executive offices of the Company is 2850 W. Golf Road, Suite 405, Rolling Meadows, IL 60008.

Item 2.  IDENTITY AND BACKGROUND.

    (a) Name:  William F. Whitman, Jr.

    (b) Residence or Business Address: Mr. Whitman's business address is c/o The Middleby Corporation, 2850 W. Golf Road, Suite 405, Rolling Meadows, IL 60008.

    (c) Mr. Whitman is Chairman of the Company. The Company's principal business is the manufacturing of food service equipment.

    (d) During the past five years, Mr. Whitman has not been convicted in a criminal proceeding.

    (e) During the last five years Mr. Whitman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) Citizenship: U.S.A.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Not applicable.

Item 4.  PURPOSE OF THE TRANSACTION.

    This amendment to statement on Schedule 13D has been filed by the reporting person to report the sale of 300,000 Shares in connection with the public offering by the Company. Mr. Whitman has no present plans or proposals which relate to, or would result in any of the actions referred to in clauses (a) through (j) of item 4 of Schedule 13D.

Item 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

    (a) Mr. Whitman beneficially owns 1,853,271 Shares, or approximately 17.6% of the Company's outstanding common stock, consisting of the following:
(i) 1,597,971 Shares owned by Mr. Whitman; and (ii) 255,300 Shares owned by Mr. Whitman's spouse, Barbara K. Whitman.

    (b) Mr. Whitman has the sole power to vote and dispose of the 1,597,971 Shares described in (a) above. Mr. Whitman has shared voting and investment power with Barbara K. Whitman with respect to the 255,300 Shares owned by Mrs. Whitman.

    Mr. Whitman does not have beneficial ownership with respect to the Shares discussed below. In addition, Robert R. Henry holds 600,000 Shares as trustee of the 1990 Trusts as follows:

         Name                                 Number Of Shares
        -----                                 ----------------
    Robert R. Henry, Trustee
    U/T/A dated 12-20-90
    F/B/O W. Fifield Whitman III                   300,000

                                          3
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    Robert R. Henry and Laura B. Whitman, Co-Trustees
    U/T/A dated 12-20-90
    F/B/O Laura B. Whitman                         300,000

    Mr. Henry also holds a total of 937,125 Shares as trustee of the following trusts (hereinafter referred to collectively as the "1978 Trusts") established by Mr. Whitman for benefit of Mr. Whitman's wife, Barbara K. Whitman, and Mr. Whitman's two children, Laura B. Whitman and William F. Whitman III:

    Name                               Number Of Shares
    ----                               ----------------
    Robert R. Henry, Trustee
    U/T/A dated 4-18-78
    F/B/O Barbara K. Whitman                 281,250

    Robert R. Henry, Trustee
    U/T/A dated 4-18-78
    F/B/O Laura B. Whitman                   218,625

    Robert R. Henry, Trustee
    U/T/A dated 4-18-78
    F/B/O William F. Whitman III             437,250


    Pursuant to Rule 13d-4, Mr. Whitman disclaims beneficial ownership of the 600,000 Shares owned by the 1990 Trusts, the 937,125 Shares owned by the 1978 Trusts.


    (c) The only transaction involving the Shares of the Company by Mr. Whitman involves the sale of 300,000 Shares described in Item 4 hereof.

    (d) and (e): Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    The sales to underwriters described above are pursuant to an underwriting agreement dated October 29, 1997. A copy of the agreement is attached as
Exhibit 1 hereto.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit 1 - Original 13D filing, and 13D Amendments 1, 2, and 3, filed pursuant to Rule 102 of Regulation S-T.

    Exhibit 2 - Underwriting Agreement dated October 29, 1997.

    Exhibit 3 - Lock-up Agreement dated September 19, 1997.

                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November   5 , 1997



                                     /s/ William F. Whitman, Jr.
                                  ------------------------------
                                  William F. Whitman, Jr.


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